SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 12, 2007

333-120876-01

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876-01

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press release

London, UK: 12 June 2007.

Inmarsat plc (LSE:ISAT, “Inmarsat”) notes the outcome of the Stratos Global Corporation (“Stratos”) Extraordinary General Meeting today at which shareholders voted to support the cash offer made by CIP Canada Investment Inc (“CIP Canada”), a fully owned subsidiary of Communications Investment Partners Limited (“CIP”), to acquire the entire issued share capital of Stratos.

Inmarsat Finance III Limited (“Inmarsat III”), a wholly owned subsidiary of Inmarsat, has agreed to provide a loan of up to US$275 million to fund the acquisition (“Transaction”) by CIP Canada and to pay fees and expenses of the Transaction. Subject to the receipt of regulatory approvals for the Transaction, Inmarsat III will be granted an option to acquire Stratos (“Call Option”) on completion of CIP Canada's acquisition of Stratos. Inmarsat III’s Call Option becomes exercisable in April 2009, when certain of Inmarsat's distribution agreements expire.

Pending regulatory approvals, Inmarsat expects the offer made by CIP Canada to close by the end of the third quarter.

Forward-looking Statements

Certain statements in this announcement constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

About Inmarsat:

Inmarsat plc (LSE:ISAT) is the leading provider of global mobile satellite communications. Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organisations, with a range of services that can be used on land, at sea or in the air. The company's services are delivered through a global network of more than 500 distribution partners and service providers operating in 180 countries. For the year ended 31 December 2006, Inmarsat plc had total revenue of US$500.1 million and profit before tax of US$89.8 million.

Contacts:

Media Enquiries:

Inmarsat:

Chris McLaughlin: Tel: +44 7728 1015;

christopher_mclaughlin@inmarsat.com

Finsbury: Edward Simpkins Tel: +44 20 7251 3801, mobile: 07947 740 551

Investor Enquiries:

Simon Ailes: Tel: +44 20 7728 1518

simon_ailes@inmarsat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: June 12, 2007	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE II plc

Date: June 12, 2007	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer